6/14

Follow-Up Materials

06014350

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Williams Creek Explorations Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 1 5 2006 E

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3146 FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/14/06

1-31-06
AR/S

82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED
#1202-1022 Nelson Street
Vancouver, BC V6E 4S7

INFORMATION CIRCULAR

(Containing information as at 11 May 2006, except as otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of WILLIAMS CREEK EXPLORATIONS LIMITED (the "Company") for use at the Annual General and Special Meeting of Shareholders ("Registered Shareholders") of the Company (and any adjournment thereof) to be held on Tuesday, the 27th day of June, 2006, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by Management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Form of Proxy are the directors or officers of the Company. **A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A REGISTERED SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed Form of Proxy is received by Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting. A Proxy may also be sent by fax to Pacific Corporate Trust Company, Attention the Proxy Department, at 604-689-8144, with a note that the original Proxy is being sent by mail.

A Registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by his attorney authorized in writing, or, where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Registered Office of the Company, 3670 Cobble Hill Road, Cobble Hill, British Columbia V0R 1L0, at any time up to and including the last business day before the day set for the holding of the Meeting at which the proxy is to be used; or, if adjourned, any re-convening thereof, or to the Chairman of the Meeting on the day of the Meeting, or, if adjourned, any re-convening thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by properly executed Proxies, on any ballot that may be called for, where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, will be voted in accordance with the specification made.

OTHER THAN FOR THE APPOINTMENT OF AUDITORS AND ELECTION OF DIRECTORS, IF NO SPECIFICATION IS MADE AND A MANAGEMENT PROXYHOLDER IS APPOINTED BY A REGISTERED SHAREHOLDER, THE MANAGEMENT PROXYHOLDER WILL VOTE THE SHARES REPRESENTED BY

PROXIES IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE REGISTERED SHAREHOLDER.

The enclosed Form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed Proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. The enclosed Form of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. **In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the Management nominees designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business.** At the time of the printing of this Information Circular, the Management of the Company knows of no such amendment, variation, or other matter which may be presented to the Meeting.

SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank, or trust company through which they purchased shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either in the name of:

(1) an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (*intermediaries include, among others, banks, trust companies, securities dealers or brokers, and* trustees or administrators of self-administered RRSPs, RRIFs, RESPs, and similar plans); or

(2) a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular, and the Proxy (collectively, the "Meeting Materials") to both Registered and Non-Registered Holders of securities. If you are a Non-Registered Holder, and the Company or its agent has sent the Meeting Materials directly to you, your name and address, and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions included in the Meeting Materials.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 16,443,223 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has an unlimited authorized capital of common shares without par value. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Only Registered Shareholders of record at the close of business on 11 May 2006 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a Form of Proxy in the manner and subject to the provisions described above are entitled to vote or to have their shares voted at the Meeting. The quorum for the transaction of business at a meeting of Registered Shareholders is one person who is, or who represents by proxy, shareholders who, in the aggregate, hold at least one of the issued shares entitled to be voted at the meeting.

To the knowledge of the Directors and Executive Officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company are:

Name	Approximate Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed[1]	Percentage of Outstanding Voting Securities Represented
CDS & CO	12,819,096	78.0%

ELECTION OF DIRECTORS

The Board of Directors presently consists of 5 Directors. It is intended to elect 5 Directors for the ensuing year.

Pursuant to section 224 of the *Business Corporations Act* of British Columbia, and section 2.1 of Multilateral Instrument 52-110 ("MI 52-110"), the Company is required to have an Audit Committee. As the Company is relying upon the exemption in section 6.1 of MI 52-110, the following disclosure is required:

AUDIT COMMITTEE CHARTER

Purpose

To assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, and the audit process.

Composition

The Audit Committee (herein the "Committee") must consist of at least three Directors of the Company, to be elected by the Directors at their first meeting held after each Annual General Meeting to hold office until the next Annual General Meeting. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The Committee members must elect a chair from among their number.

Authority

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Committee, and to communicate directly with the internal and external auditors.

Meetings

The Committee will meet at least once a year, with authority to convene additional meetings, as circumstances require. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. The Committee must give the auditor of the Company reasonable notice of, and the auditor has the right to appear before and to be heard at, each meeting of the Committee, and the auditor must appear before the Committee when requested to do so by the Committee and after being given reasonable notice to do so. On the request of the auditor, the chair of the Committee must convene a meeting of the Committee to consider any matter that the auditor believes should be

1 This information was supplied by the Registrar and Transfer Agent and by Management of the Issuer. The Issuer is unaware of the beneficial owners of the shares registered in those names.

brought to the attention of the Directors or shareholders. The Committee may invite members of management or others to attend meetings and provide pertinent information, as necessary. It will prepare Minutes of all meetings.

Responsibilities

The Committee must review and report to the Directors on the Company's financial year end audited Financial Statements, together with the auditor's report thereon, before they are published. The Company's external auditor must report directly to the Committee.

The Committee has the following responsibilities:

- to recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and the compensation of the external auditor.
- to be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
- to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditor or the external auditor of the Company's subsidiary entities.
- to review the Company's financial statements, Management Discussion and Analysis, and annual and interim earnings press releases before the Company publicly discloses this information.
- to ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in the Company's financial statements, Management Discussion and Analysis, and annual and interim earnings press releases, and to periodically assess the adequacy of those procedures.
- to establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- to review and approve the Company's hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

External Auditor Service Fees

Aggregate fees billed by the external auditor in each of the last two fiscal years:

	31 January 2006	31 January 2005
Audit Fees:	$10,620	$7,800
Audit-Related Fees[2]:	Nil	Nil
Tax Fees:	$1,410	$1,250
All Other Fees[3]:	Nil	Nil

2 For assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under Aggregate Audit Fees.

3 For products and services not described above.

As at the date hereof, the members of the Audit Committee are James E. McInnes, James W.F. Tutton, Morgan Poliquin, D. Dylan Watt, and K. Vincent Campbell, all of whom are financially literate, while James W.F. Tutton and D. Dylan Watt are independent.

Corporate Governance Disclosure

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI-58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The board of directors ("the Board") believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors – The Board of directors facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. The only non-independent director is James E McInnes who is President and CEO of the Company.

   Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews executive compensation and recommends incentive stock options.

2. Directorships – directors presently directors of any other issuer that are reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction, and the other issuers, are as follows:

DIRECTOR	ISSUER
James E. McInnes	Almaden Minerals Ltd. and Horseshoe Gold Mining Inc.
D. Dylan Watt	Nil
Morgan Poliquin	Almaden Minerals Ltd.
K. Vincent Campbell	Nil
James E.F. Tutton	Archon Minerals Limited, Canplats Resources Corporation, Cons. First Fund Capital Corp., Horseshoe Gold Mining Inc., New Nadina Explorations Ltd., Prism Resources Inc., and Finlay Minerals Ltd.

3. Orientation and Continuing Education – When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

4. Ethical Business Conduct – The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently

of management and in the best interests of the Company.

5. Nomination of Directors – The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The Board does not have a nomination committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation – The Board is authorized to determine any compensation for the directors and CEO.

7. Other Board Committees – The Board has no other committees other than the Audit Committee.

8. Assessments – The Board monitors on an ongoing basis the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

The term of office of each of the present Directors expires at the Annual General and Special Meeting. The persons named below will be presented for election at the Meeting as Management's nominees, and the persons named in the accompanying Form of Proxy intend to vote for the election of these nominees. **Management does not contemplate that any of these nominees will be unable to serve as a Director.** Each Director elected will hold office until the next annual general meeting of the Company, or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* of British Columbia.

The following table and notes set out the information concerning the persons proposed to be nominated by Management for election as a Director:

Name, Position, Province or State, and Country of Residence[4]	Present Principal Occupation, Business, or Employment, and Name and Principal Business of Any Company in Which Such employment is Carried On, or, If not at Present an Elected Director, All Principal Occupations, Businesses, or Employments During the Past 5 Years[5]	Year First Became a Director	Number of Shares Beneficially Owned Directly or Indirectly[6]	
James E. McInnes, President, Chief Executive Officer, and Director, British Columbia, Canada	Retired Lawyer	1990	1,567,665	direct
			71,197	indirect
Dylan Watt, Director, British Columbia, Canada	Teacher, Maple Ridge Secondary School; Consulting Geologist	1989	Nil	direct
			Nil	indirect
Morgan Poliquin, Director, British Columbia, Canada	Registered Professional Geological Engineer; Director of Almaden Minerals Ltd.	1999	109,000	direct
			178,833	indirect
K. Vincent Campbell, Director, British	President, ERSI Earth Resource Surveys,	2006	Nil	direct

4 The information as to country of residence, not being within the knowledge of the Issuer, has been furnished by the respective Directors individually.

5 The information as to principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective Directors individually.

6 The information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Issuer, has been furnished by the respective Directors individually.

Name, Position, Province or State, and Country of Residence[4]	Present Principal Occupation, Business, or Employment, and Name and Principal Business of Any Company in Which Such employment is Carried On, or, If not at Present an Elected Director, All Principal Occupations, Businesses, or Employments During the Past 5 Years[5]	Year First Became a Director	Number of Shares Beneficially Owned Directly or Indirectly[6]
Columbia, Canada	Inc.		Nil indirect
James. W.F. Tutton, Chief Financial Officer and Director, British Columbia, Canada	Self-employed Consultant	2006	Nil direct 72,500 indirect

The Company was incorporated as a limited company under the laws of Ontario by registration of letters patent on 19 June 1946 under the name Williams Creek Gold Quartz Mining Co. Limited. The Company's certificate of incorporation was cancelled, effective 3 March 1981, for default in complying with *The Corporations Tax Act* 1972 (Ontario). In 1986, the Directors of the Company made an application to the Legislative Assembly of Ontario on the basis that the default in complying with *The Corporations Tax Act* was based on inadvertence and that they desired to revive the Issuer in order to carry on active business. On 12 February 1987, an Act to revive Williams Creek Gold Quartz Mining Co. Limited was passed by the legislature in Ontario as Bill Pr60, Chapter Pr5, Statutes of Ontario, 1987.

The Company was a private company from 1946 to approximately 1971. According to the Financial Post Survey of Mines the following transpired:

1972 The Company obtained a listing on the Canadian Stock Exchange (located in Montreal, Quebec), subsequently suspended on 10 August 1972;

1972 or 1973 Issuer obtained a listing on the Vancouver Stock Exchange; and

1976 Issuer delisted from the Vancouver Stock Exchange.

Before the Company relisted on the Vancouver Stock Exchange in May of 1991, it solicited and accepted for subscriptions from 41 persons for a total of 1,223,000 shares at $0.25 per share amounting to $305,750. Those subscriptions were incorrectly accepted in reliance upon what was then section 32(j) of the *Securities Act*, which exemption was available only to private issuers. As the Company became a reporting issuer when it was listed on the Vancouver Stock Exchange, that exemption was not available.

On 6 March 1991, the Company entered into an agreed statement of facts and agreement with the British Columbia Securities Commission with respect to the matter, and paid $1,000 to the Minister of Finance and Corporate Relations of the Province of British Columbia. The Company offered the subscribers a right to cancel their subscriptions, and a total of three subscribers exercised the right to cancel their subscriptions, for a total of 29,000 shares representing $7,250.

On 19 September 1990, the Supreme Court of British Columbia issued an Order validating the balance of the subscriptions representing 1,194,000 shares.

The Company was issued a cease trade order by the Quebec Securities Commission on 20 February 1975 for default in compliance with financial reporting requirements, and failure to appear at a hearing on 18 February 1975. On 19 June 1990, the Quebec Securities Commission issued an order rescinding the cease trade order subject to the issuance of a final receipt for a prospectus. The prospectus was filed with the British Columbia Securities Commission, and the final receipt was issued 24 October 1990. The Quebec Securities Commission confirmed that the cease trade order was revoked.

A cease trade order was issued by the Quebec Securities Commission on 22 July 1999 to the Company for failure to file an Annual Report at the time of filing the audited financial statements. Although the Annual

Report was not required, the Company was required to file Directors' Report at the time the Financial Statements were filed as the Annual Report. On the Company fulfilling all of the requirements, the Order was revoked on 5 August 1999.

During the period that Mr. Tutton was President and Director of NovaDx International Inc., NovaDx was subject to a cease trade Temporary Order made by a Director on behalf of the Ontario Securities Commission, pursuant to paragraph 2 of subsection 127(1) and subsection 127(5) of the Ontario *Securities Act*, on 7 December 1999, extended by a further order on 21 December 1999 pursuant to subsection 127(8) of that *Act*, on the basis that NovaDx was in default of certain filing requirements. Pursuant to section 144 of that *Act*, the Temporary Order and Extension Order were revoked on 29 February 1999.

Other than with respect to the Company and other than with respect to Mr. Tutton as described above, no other proposed director

(a) is at this date, or has been within ten years before this date, a director or executive officer of any company, including this Company, that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(ii) was subject to an event that resulted, after the person acting in that capacity ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets, or

(b) has within the 10 years before this date become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed direct, or

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

EXECUTIVE COMPENSATION

Table 1: Summary Compensation for Named Executive Officers (NEOs)

NEO Name and Principal Position (a)	Year (b)	Annual Compensation: Salary ($) (c)	Annual Compensation: Bonus ($) (d)	Annual Compensation: Other Annual Compensation ($) (e)	Long Term Compensation – Awards: Securities Under Options/ SARS Granted (#) (f)	Long Term Compensation – Awards: Shares or Units Subject to Resale Restrictions ($) (g)	Long Term Compensation – Payouts: LTIP Payouts ($) (h)	All Other Compensation ($) (i)
CEO JAMES E. McINNES	2006	Nil	Nil	Nil	520,000[7]	Nil	Nil	Nil
CEO & CFO	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CEO & CF0	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO (from 2005.06.15) DIONE BITZER	2006	Nil	Nil	Nil	80,000[8]	Nil	Nil	$3,570
CFO	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan (LTIP) Awards:

The Company has had no LTIP awards during the most recently completed financial year.

Options and Stock Appreciation Rights (SARS):

The Company has had no SARS during the most recently completed financial year.

Table 2: Option/SAR Grants During the Most Recently Completed Financial Year

NFO Name (a)	Securities Under Option[9]/SARs Granted (#) (b)	% of Total Options/SARs Granted[10] to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
CEO JAMES E. McINNES	520,000	41.6	$0.30	$0.30	2007.08.26
CFO DIONE BITZER	80,000	6.4	$0.30	$0.30	All exercised

7 Option price per share of $ 0.30, based on the Market Price of the shares on 25 August 2005, the time the option was granted. None of these options have been exercised and the in-the-money value of unexercised options at the financial year end was $156,000.00.

8 Option price per share of $0.30, based on the Market Price of the shares on 25 August 2005, the time the option was granted. Half of these options were exercised on 30 January 2006, and the closing price of the shares on that date was $0.60 per share, for a difference per share of $0.30. The balance of the options were exercised on 13 February 2006, and the closing price on that date was $0.50 per share, for a difference per share of $0.20.

9 Options to acquire common shares only.

10 % of total options granted to Directors and Officers, no options were granted to employees.

No grants of options or SARs result from repricing.

Table 3: Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values:

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
CEO JAMES E. McINNES	N/A	N/A	520,000 options	$156,000.00
CFO DIONE BITZER	40,000 common shares	$12,000.00	40,000 options	$12,000.00

Termination of Employment, Change in Responsibilities, and Employment Contracts:

There is no employment contract between the Company or its subsidiaries and a NEO.

There is no compensatory plan, contract, or arrangement where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of

(a) the resignation, retirement, or any other termination of the NEO's employment with the Company and is subsidiaries;

(b) a change of control of the Company or any of its subsidiaries; or

(c) a change in the NEO's responsibilities following a change in control.

Compensation of Directors:

(a) There are no standard arrangements under which directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in the capacity as directors.

(b) There are no other arrangements in addition to or in lieu of any standard arrangement under which directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in the capacity as directors, other than options to acquire 650,000 common shares at a price of $0.30 per share (not including options granted to the Named Executive Officers) were granted to directors during the most recently completed financial year, none of which were exercised. The in-the-money value of unexercised options at the year end was $195,000.00. On 21 February 2006, options to acquire 120,000 common shares were exercised. The aggregate value realized of the exercised options was $25,200.00.

(c) There is no arrangement under which directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts, other than $10,000 paid to a company controlled by a director for professional and geological consulting services, and $2,250 paid to a director for supervision of the drill program on the Kamloops property.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director or Executive Officer, proposed management nominee for election as a Director of the Company, or any associate or affiliate of any Director, Executive Officer, or proposed nominee, employee, or former Director, Executive Officer, or employee of the Company or any of its subsidiaries, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness or indebtedness that has been entirely repaid on or before the date of this Information Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no Director or Executive Officer of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of Directors or the appointment of Auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this section, **"informed person"** means

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, no Informed Person of the Company, no proposed nominee for election as a Director of the Company herein named, and no associate or affiliate of the foregoing has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction, which in either case has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the appointment of BDO Dunwoody LLP as Auditors of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not performed, to any substantive degree, by a person or persons other than the Directors or Executive Officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Current Stock Options

The total number of common shares currently optioned do not exceed 10%, and those currently optioned to an individual do not exceed 5%, of the total currently issued and outstanding common shares of the Company.

As of 31 January 2006, the fiscal year end, a total of 1,210,000 director and officer stock options, exercisable at a price of $0.30 per common share, remained outstanding, all of which expire on 26 August 2007, unless earlier exercised or cancelled. Currently a total of 1,050,000 options remain outstanding, the difference having been exercised following the fiscal year end.

Approval of Stock Option Plan

The Shareholders passed a resolution at the Company's previous Annual General Meeting on 27 June 2005 adopting a stock option plan (the "Stock Option Plan") for the Company. The policies of the TSX Venture Exchange require the Shareholders to readopt the Stock Option Plan at each of the Company's Annual General Meetings. Therefore, the Shareholders will be asked to pass an ordinary resolution reaffirming the adoption of a stock option plan (the "Plan").

The purpose of the Plan is to encourage common stock ownership in the Issuer by directors, officers, employees, and consultants of the Issuer, and to reward those parties for advancing the interests of the Issuer.

Management of the Company considers it desirable and in the best interests of the Issuer to establish the Plan for the granting of future stock options to directors, officers, employees, and consultants. The persons named by Management in the enclosed Instrument of Proxy, unless otherwise instructed, will vote to approve a resolution concerning the reaffirmation of the adoption of the Plan, prepared by the Company in accordance with the policies of the Exchange. Accordingly, Shareholders will be asked at the Meeting to consider and re-approve the Plan.

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a) The Plan, in the form of a "rolling" stock option plan, reserves for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at the time of the stock option grant, with no vesting provisions, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. Current outstanding options in the aggregate of 1,050,000 shares will expire on 26 August 2007;

(b) The Plan will be administered by the Board of Directors of the Company, who will have the full authority and sole discretion to grant options under the Plan to any Optionee, including themselves, as provided under the policies of the Exchange, and to monitor the trading in the securities of the Company by all Optionees performing Investor Relations Activities;

(c) Options granted shall be non-assignable and non-transferable, shall have a term not in excess of five years, shall be evidenced by written option agreements, and the exercise price, not less than the Discounted Market Price of the Company's shares as set out and defined in the policies of the Exchange, subject to a minimum price of $0.10 per share, shall be set by the Board of Directors at the time of grant;

(d) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof;

(e) Of the maximum of 10% reserved for issuance as set out in (a), options for no more than:

(i) 5% of the issued shares of the Company, including current outstanding options, may be granted to any one individual in any 12 month period;

(ii) 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period for services other than conducting investor relations activities;

(iii) 2% in the aggregate of the issued shares of the Company may be granted to all employees and consultants conducting Investor Relations Activities, in any 12 month period;

(f) If the Optionee is not an individual, it is required to complete the Exchange Form 4F, *Certification and Undertaking* Required *from a Company Granted an Incentive Stock Option*, and to agree, except with the written consent of the Exchange, not to effect or permit any transfer of ownership or option of its shares, nor to issue further shares of any class to any other individual or entity as long as its option with the Company remains outstanding;

(g) If the Optionee is a new Insider or is undertaking Investor Relations Activities, the Optionee is required to complete the Exchange Form 2A, *Personal Information Form;*

(h) Options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(i) The Company is required to obtain Disinterested Shareholder approval for any reduction in the exercise price of the options if the Optionee is an Insider of the Company at the time of the proposed reduction;

(j) The Company is required to obtain shareholder approval of the Plan yearly at the Annual General Meeting of Shareholders;

(k) To be granted stock options, Employees, Consultants, or Management Company Employees must be *bona fide* Employees, Consultants, or Management Company Employees, as the case may be, as those terms are defined in the Policies of the Exchange;

(l) All stock options and any listed shares issued upon the exercise of stock options must be legended with a four month Exchange hold period commencing on the date the stock options were granted;

(m) If there is any change in the common shares of the Company through the declaration of stock dividends or stock splits, or consolidations or exchanges of shares, or otherwise, the number of shares subject to option and the option price thereof will be adjusted appropriately by the Board of Directors of the Company subject to acceptance by the Exchange;

(n) If the Company amalgamates, consolidates with, or merges into another corporation, subject to acceptance by the Exchange, the Optionee will thereafter receive, upon the exercise of the option, the securities or property to which a holder of the number of shares then deliverable upon the exercise of the option would have been entitled to upon an amalgamation, consolidation, or merger, and the Company will take all steps in connection with the amalgamation, consolidation, or merger necessary to ensure that the provisions hereof will thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the option granted herein. A sale of all or substantially all of the assets of the Company for a consideration (apart from the assumption of obligations), a substantial portion of which consists of securities, will be deemed a consolidation, amalgamation, or merger for the purposes hereof;

(o) Options granted to any Optionee who is a Director, Employee, Consultant, or Management Company Employee must expire within 30 days after the Optionee ceases to be a Shareholder in at least one of these categories;

(p) Options granted to an Optionee who is engaged in Investor Relations Activities must expire within 30 days after the Optionee ceases to be employed to provide Investor Relations Activities;

(q) If the Optionee is an employee, or is providing services, and at any time in the sole discretion of the Company the Optionee is either dismissed for cause or is unwilling or unable to perform his or her duties as an employee of the Company, or to provide services to the Company, any unexercised portion of the option shall be cancelled immediately;

(r) If the Optionee dies during the term of the option, any unexercised portion of the option will be available for exercise by his or her estate at any time up to one year after the date of death of the Optionee;

A copy of the full text of the Plan attached as Schedule "A" to the Company's Information Circular dated 11 May 2006 can be obtained at www.sedar.com. The Stock Option Plan is subject to TSX Venture Exchange Acceptance and amendments accordingly may be required.

The Plan, is in compliance with Policy 4.4 *Incentive Stock Options* of the Exchange for a Tier 2 company, but does require shareholders' approval, accordingly, the shareholders of the Issuer will be asked at the Meeting to pass Ordinary Resolutions as set out below:

RESOLVED THAT:

1. subject to regulatory approval, the Stock Option Plan be approved; and
2. any one director or officer of the Issuer is hereby authorized and directed to do all acts and things, and to prepare and execute all agreements, documents, and other instruments as may be required to give effect to the foregoing, and to execute and file all such documents as may be necessary or desirable with the regulatory authorities having jurisdiction for the purposes of the Plan, and such director or proper officer is hereby authorized to make such changes, additions, and alterations thereto as such regulatory authorities may require.

To be effective, the resolutions must be passed by a majority of the votes cast by holders of common shares present at the meeting in person or by proxy.

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Financial Information provided in the Company's comparative Financial Statements and Management Discussion and Analysis is for its most recently completed financial year. Copies of this Circular, the Company's Financial Statements and Management Discussion and Analysis relating to the Financial Statements, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Shareholders may also contact the Company at #1202-1022 Nelson Street Vancouver, BC V6E 4S7 to request copies of these documents

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular have been approved by the Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 11th day of May, 2006.

WILLIAMS CREEK EXPLORATIONS LIMITED

BY ORDER OF THE BOARD OF DIRECTORS

"James E. McInnes"

JAMES E. *McINNES*, PRESIDENT

WILLIAMS CREEK EXPLORATIONS LIMITED

(the "Company")

STOCK OPTION PLAN

27 June 2006

Approved by the Board on: 23 May 2006

Approved by the shareholders on: 27 June 2006

Approved by the TSX Venture Exchange on: _______________ 2006

1. INTERPRETATION

1.1. **Definitions**. In the Plan:

(a) "**Administrator**" means, initially, the President of the Company and thereafter will mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b) "**Board**" means the board of directors of the Company, or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant options under the Plan.

(c) "**Cause**" means:

(i) in the case of an individual regularly employed with the Company or any of its subsidiaries, as such term is defined in the written employment or consulting agreement between the Company and the individual or, if there is no written employment agreement or Cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the individual is employed;

(ii) in the case of an Employee or Consultant, the termination of employment or the consulting or service provider contract as a result of an order made by any Regulatory Authority having jurisdiction to so order; or

(iii) in the case of a Director, ceasing to be a director as a result of:

A. ceasing to meet the qualifications set out in section 124 of the *Business Corporations Act* (British Columbia);

B. a resolution having been passed by the shareholders of the Company under section 128(3) of the *Business Corporations Act* (British Columbia); or

C. an order made by any Regulatory Authority having jurisdiction to so order.

(d) "**Company**" means Williams Creek Explorations Limited and its successors.

(e) "**Consultant**" means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director of the Company, that:

(i) is engaged to provide on a *bona fide* basis, consulting, technical, management, or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Company or the affiliate and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and

(iv) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f) "**Consultant Company**" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(g) "**Directors**" means directors, senior officers or Management Company Employees of the Company, or of the Company's subsidiaries to whom stock options can be granted in reliance on a prospectus exemption under the applicable securities laws.

(h) "**Employee**" means an individual who:

(i) is considered an employee of the Company or its subsidiary under the *Income Tax Act* (Canada) (*i.e.* for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) provides services normally provided by an employee, is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source, and works:

A. full time for the Company or its subsidiary; or

B. on a continuing and regular basis for a minimum of 15 hours per week.

(i) "**Exchange**" means the TSX Venture Exchange.

(j) "**Expiry Date**" means the date an Option expires and terminates as determined by paragraph 3.1(b), subject to early termination by section 3.4.

(k) "**Insider**" means:

(i) a director or senior officer of the Company;

(ii) a director of senior officer of a company that is in Insider or subsidiary of the Company;

(iii) a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company; or

(iv) the Company itself if it holds any of its own securities.

(l) "**Grant Date**" means the date specified in an Option Agreement.

(m) "**Management Company Employee**" means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excludes a person engaged in investor relations activities.

(n) "**Market Price**" of Shares at any Grant Date has the same meaning as found in the Exchange Corporate Finance Manual.

(o) "**Option**" means a specific option to purchase Shares granted pursuant to a particular Option Agreement.

(p) "**Option Agreement**" means an agreement, in the form attached hereto as Schedule A, by which the Company grants to an Optionee an Option with respect to Option Shares.

(q) "**Option Shares**" means the aggregate number of Shares which an Optionee may purchase pursuant to the provisions of an Option Agreement, adjusted from time to time in accordance with the provisions of Section 4.

(r) "**Optionee**" means the person specified in an Option Agreement and his or her respective heirs, executors, and administrators.

(s) "**Plan**" means this stock option plan, which was approved by the Board on 23 May 2006 and by the shareholders on 27 June 2006.

(t) "**Regulatory Authorities**" means all stock exchanges, inter-dealer quotation networks, and other organized trading facilities on which the Company's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(u) "**Shares**" means the Common shares without par value in the capital of the Company as constituted on the date hereof provided that, if there is any adjustment pursuant to Section 4, "Shares" will thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

(v) "**Termination Date**" means in the case of the termination of the Optionee's employment or consulting or management company contract with the Company by either party for any reason other than death, the date that one party delivers written notice of termination of the Optionee's employment or contract to the other party.

1.2. **Gender and Number**. Words denoting the masculine gender include the feminine gender and words denoting the singular include the plural and *vice versa*.

2. GRANT OF OPTIONS

2.1. **Grant of Options**. The Board will, from time to time in its sole discretion, determine those Directors, Employees, Consultants, and Management Company Employees if any, to whom Options are to be granted. The terms of any such Options will be determined by the Board, but within the limitations set out in the Plan.

2.2. **Limits on Shares Issuable on Exercise of Options**. Subject to adjustment as provided for under Section 4, the number of Shares reserved for issuance under the Plan together with all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares determined at the date of grant, and:

(a) to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding Shares determined at the date of grant;

(b) to any one Consultant within a 12 month period for services other than conducting investor relations activities, shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares determined at the date of grant; and

(c) to all Employees and Consultants conducting investor relations activities within a 12 month period, shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares determined at the date of grant.

This Plan will not alter the terms or conditions of any existing options or impair any right of any Optionee pursuant to any existing option awarded prior to the Plan.

2.3. **Exercise Price**. Subject to adjustment as provided for under Section 4, the Exercise Price under each Option Agreement will be determined by the Board, based on, and in any event not less than, the Market Price of the Shares on the Grant Date, less such discount, if any, as may be determined by the Board and permitted by the Regulatory Authorities.

2.4. **Lapsed Options**. Any Shares not acquired by an Optionee under an Option that has expired or lapsed may be made the subject of a further Option pursuant to the provisions of the Plan.

2.5. **Time for Exercise**. The time for exercise of an Option will be as set out in Section 3 and will not in any case exceed 5 years from the Grant Date.

2.6. **Option Agreement**. The Options will be confirmed by the execution of an Option Agreement. The execution of an Option Agreement will constitute conclusive evidence that it has been completed in compliance with the Plan. The Company is required to obtain Disinterested Shareholder approval for any reduction in the exercise price of the options if the Optionee is an Insider of the Issuer at the time of the proposed reduction, The Company is required to obtain shareholder approval of the Plan yearly at the Annual General Meeting of Shareholders. Each Optionee will have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. If the Optionee:

(a) is an Employee, Consultant, Consulting Company or Management Company Employee, the Company is representing herein, and the Company and the Optionee will represent in the applicable Option Agreement, that the Optionee is a *bona fide* Employee, Consultant, Consultant Company, or Management Company Employee, as the case may be, of the Company or its subsidiary;

(b) is not an individual, it is required to complete the Exchange Form 4F, *Certification and Undertaking Required from a Company Granted an Incentive Stock Option*, and to agree, except with the written consent of the Exchange, not to effect or permit any transfer of ownership or option of its shares, nor to issue further shares of any class to any other individual or entity as long as its option with the Issuer remains outstanding;

(c) is a new Insider or is undertaking Investor Relations Activities, the Optionee is required to complete the Exchange Form 2A, *Personal Information Form,* or, if applicable, Exchange Form 2C, *Declaration;*

(d) is a Consultant performing Investor Relations Activities, the Options must vest in stages over 12 months with no more than ¼ of the Options vesting in any three month period.

3. EXERCISE OF OPTIONS

3.1. Time of Exercise.

(a) Subject to section 3.4, an Option may be exercised to purchase any number of Shares up to the number of unissued Option Shares anytime after the Grant Date up to 4:00 p.m. local time in Vancouver, British Columbia on the Expiry Date and shall not be exercisable thereafter; and

(b) Unless otherwise determined by the Board at the time of the grant of an Option, Options will be granted for a term of 5 years, subject to expiry as provided in paragraph 3.4.

3.2. **Hold Period.** Share issued on exercise of Options granted under this Plan shall be subject to any resale restrictions or hold period imposed by applicable securities legislation and exchange policies. The share certificate representing the Option Shares will contain the legend required by such securities legislation or exchange policies. Without limiting the generality of the foregoing, the Optioned Shares issued may not be traded for a period of 4 months from the Grant Date pursuant to section 2.7 of Policy 4.4, *Incentive Stock Options*, of the Exchange, and the share certificate representing the Option Shares will contain the required legend.

3.3. **Manner of Exercise**. An Option may be exercised by an Optionee in whole or in part by delivering to the Administrator of the Company at its registered office or such other place as may be designated by the Company from time to time, a written notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the aggregate Exercise Price. Upon notice and payment, there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company, in the amount of the aggregate Exercise Price will constitute payment of the Exercise Price unless the cheque is not honoured upon presentation in which case the Option will not have been validly exercised. Upon receipt of such notice and payment, the Company will forthwith instruct its Transfer Agent to issue such Shares in the name of the Optionee and deliver a share certificate therefor to the Optionee.

3.4. **Termination of Option**. An Optionee may exercise an Option in whole or in part at any time or from time to time prior to the Expiry Date of the Option provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum number of Shares in respect of which an Optionee may exercise part of any Option held by such Optionee. Any Option or part thereof not exercised prior to the Expiry Date will terminate and become null, void and of no effect as of 4:00 p.m. local time in Vancouver, British Columbia on the Expiry Date. The Expiry Date of an Option will be the earlier of the last day of the term fixed by the Board in accordance with paragraph 3.1(b) and the date established, if applicable, in subparagraphs (a) to (e) below:

(a) Death: If the Optionee should die, or if the Optionee is a company and the principal of the Optionee should die, while he or she is still entitled to exercise the Option, then the Option granted, or such part thereof as remains unexercised, may be exercised by the legal representative of the Optionee and the Expiry Date for the Option, or such part thereof as remains unexercised, will be the first anniversary of the date of the Optionee's death.

(b) Ceasing to hold Office: If the Optionee holds his or her Option as a Director and then ceases to be a Director other than by reason of death, the Expiry Date for the Option or such part thereof as remains unexercised will be the 30th day following the date the Optionee ceases to be a Director, unless the Optionee ceases to be a Director for Cause, in which case the Expiry Date will be the date that the Optionee ceases to be a Director.

(c) Ceasing to be Employee, Consultant or Management Company Employee : If the Optionee holds his or her Option as an Employee, Consultant, or Management Company Employee of the Company and then ceases to be an Employee or Consultant of the Company or, in the case of a Management Company Employee or Consultant Company, the Optionee's employer ceases to be engaged by the Company other than by reason of death, the Expiry Date for the Option or such part thereof as remains unexercised will be the 30th day following the Termination Date unless the Optionee ceases to be an Employee or Consultant for Cause, or in the case of a Management Company Employee or Consultant Company, the Optionee's employer ceases to be engaged by the Company for cause in which case the Expiry Date shall be the Termination Date.

(d) Ceasing to be an Individual Engaged in Investor Relations Activities: If the Optionee holds his or her Option as an individual engaged in Investor Relations Activities for the Company and then ceases to be an individual engaged in Investor Relations Activities for the Company other than by reason of death, the Expiry Date of the Option or such part thereof as remains unexercised will be the 30th day following the Termination Date unless the Optionee ceases to be an individual engaged in Investor Relations Activities for Cause, in which case the Expiry Date shall be the Termination Date.

(e) Holding Company Ceasing to be Wholly-Owned: If the Optionee holds his or her Option indirectly through a wholly-owned holding company, the Expiry Date will be the date the Optionee ceases to wholly-own such holding company.

4. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF OPTION SHARES TO PREVENT DILUTION OF OPTIONEE'S INTEREST

4.1. **Share Reorganization**: Whenever the Company issues Shares to holders of all or substantially all of its Shares, by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation:

(a) the Exercise Price will be adjusted to a price per Share which is the product of:

(i) the Exercise Price in effect immediately before the effective date or record date; and

(ii) a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Option Shares purchasable pursuant to the Plan will be adjusted by multiplying

(i) the number of Option Shares purchasable pursuant hereto immediately before such effective date or record date, by

(ii) a fraction which is the reciprocal of the fraction described in subparagraph (a) (ii).

4.2. **Special Distribution**. Subject to the prior approval of Regulatory Authorities, whenever the Company issues by way of a dividend or otherwise distributes to holders of all or substantially all of its Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, the Exercise Price will be reduced by such amount, if any, as is determined by the Board to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution, and the number of Option Shares purchasable pursuant hereto will, if appropriate and as determined by the Board, be correspondingly increased.

4.3. **Corporate Reorganization**. Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in paragraph 4.1 or 4.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being a "Corporate Reorganization"),

the Optionee will be entitled to purchase, at the times, for the consideration, and subject to the terms and conditions set out in the Plan and the Option Agreement, and will accept, in lieu of the Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that holders of Common shares are entitled to receive as a result of the Corporate Reorganization or, if appropriate, as otherwise determined by the Board.

5. MISCELLANEOUS

5.1. **Right to Employment**. Neither the Plan nor any of the provisions hereof will be deemed to give an Optionee the right to be retained in the employ of the Company or any subsidiary of the Company or to interfere with the right of the Company to terminate the Optionee's employment at any time.

5.2. **Termination, Amendment and Waiver**. The Board may from time to time amend any provision of the Plan, subject to any necessary acceptance of the Regulatory Authorities, provided that no such amendment materially impairs any of the rights of any Optionee under any Option then outstanding. The Board may terminate the Plan at any time, provided that such termination will not alter the terms or conditions of any Option or impair any of the rights of any Optionee under any Option then outstanding without the consent of such Optionees.

5.3. **No Assignment**. An Option may be exercised only by the Optionee, and is not assignable or transferable.

5.4. **Conflict**. In the event of any conflict between the provisions of the Plan and an Option Agreement, the provisions of the Plan will govern.

5.5. **Governing Law**. The Plan and each Option Agreement issued pursuant to the Plan will be governed by and construed in accordance with the laws of the province of British Columbia.

5.6. **Time of Essence**. Time is of the essence of the Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

5.7. **Entire Agreement**. The Plan and Option Agreement set out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersede all prior agreements, undertakings and understandings, whether oral or written.

5.8. **Headings for Reference Only**. The headings of sections and paragraphs are included solely for convenience or reference and as a matter of convenience and in no way define, limit or enlarge the scope or meaning of the Plan or any provision hereof.

5.9. **Necessary Approvals**. The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

5.10. **Administration of the Plan**. The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.

5.11. **Interpretation, Construction, and Administration**: The interpretation and construction of any provision of the Plan shall be determined by the Board in good faith, and any such determination shall be final and binding on all parties. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

5.12. **Income Taxes**. As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

5.13. **Form of Notice**. A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

5.14. **No representation or Warranty**. The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.15. **Compliance with Applicable Law**. If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

5.16. **Rights of Optionees**. An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

– END OF PLAN –

82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED
#1202-1022 Nelson Street, Vancouver, BC V6E 4S7

INSTRUMENT OF PROXY - **THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT**

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **WILLIAMS CREEK EXPLORATIONS LIMITED** (THE COMPANY), HEREBY APPOINTS JAMES E. MCINNES, PRESIDENT, OR FAILING HIM, MORGAN POLIQUIN, DIRECTOR, OR INSTEAD OF EITHER OF THE FOREGOING,

______________________________ (HEREINAFTER CALLED THE NOMINEE) AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT, AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON TUESDAY, THE 27TH DAY OF JUNE, 2006, AT THE HOUR OF 11:30 O'CLOCK IN THE FORENOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS, TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S.

DATED this ______ day of ____________, 2006.

____
Signature of Registered Shareholder or of his Attorney authorized in writing

____
NAME (Please Print)

NUMBER OF SHARES HELD ______________________________

RESOLUTIONS (for full details of each item please see the enclosed Notice of Meeting and Information Circular):

		For	Against	With-hold
1.	To appoint BDO Dunwoody LLP as Auditors for the Company for the ensuing year		N/A	
2.	To elect as Director JAMES E. McINNES		N/A	
3.	To elect as Director MORGAN POLIQUIN		N/A	
4.	To elect as Director DYLAN WATT		N/A	
5.	To elect as Director K. VINCENT CAMPBELL		N/A	
6.	To elect as Director JAMES W.F. TUTTON		N/A	
7.	To approve, subject to regulatory approval, a stock option plan substantially upon the terms and conditions of the Plan summarized in the accompanying Information Circular			N/A
8.	To transact such further or other business as may properly come before the meeting			N/A

Other than for the appointment of the Auditors and election of Directors, this Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is specified or where both choices are specified, **[IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED FOR ON ALL SUCH MATTERS]**, and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The Undersigned hereby acknowledges receipt of the Notice of Annual General and Special Meeting of Shareholders, the accompanying Information Circular dated as of the 11th day of May, 2006, and the Notes hereto, and **the Undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.**

THIS FORM MUST BE SIGNED AND DATED ABOVE.

NOTES:

A. **This Proxy is solicited by the Management of the Company.**

B. THE SIGNATURE ON THIS FORM OF PROXY MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES, OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER, OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

C. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTONS IN PERSON MAY SIMPLY REGISTER WITH THE SCRUTINEER BEFORE THE MEETING BEGINS AND, IF THE REGISTERED SHAREHOLDER HAS PREVIOUSLY SUBMITTED AN INSTRUMENT OF PROXY, THE REGISTERED SHAREHOLDER MUST RECORD HIS OR HER ATTENDANCE WITH THE SCRUTINEER BEFORE THE COMMENCEMENT OF THE MEETING AND REVOKE, IN WRITING THE PRIOR VOTES.

D. A PROXY, TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 2ND FLOOR, 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

E. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

F. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, YOU, THE REGISTERED SHAREHOLDER, HEREBY GIVE AUTHORITY FOR THE PROXYHOLDER TO DATE THIS PROXY SEVEN (7) CALENDAR DAYS AFTER THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 Days a Week

IF A HOLDER I.D. and HOLDER CODE appear in the address box on the face of this form, holders may complete internet voting at **http://webvote.pctc.com**. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting Page.***

TELEPHONE VOTING 24 Hours a Day, 7 Days a Week

IF A HOLDER I.D. and HOLDER CODE appear in the address box on the face of this form, holders may complete telephone voting at **1-888-tel-vote (1-888-835-8683)** ***Please have this Proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX TO PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, fax number (604) 689-8144. ***To be represented at the Meeting,*** **voting instructions** ***must be DEPOSITED*** **at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or adjournment thereof, or delivered to the Chair of the Meeting prior to the commencement of the Meeting, or adjournment thereof.**

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. **DO NOT mail the printed proxy or VIF if you have voted by the internet or telephone.**

WILLIAMS CREEK EXPLORATIONS LIMITED

82-3146

#1202-1022 Nelson Street
Vancouver, BC V6E 4S7
Phone: 604-662-4480
Fax: 604-685-0553

Request for Voting Instructions ("VIF")

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF WILLIAMS CREEK EXPLORATIONS LIMITED

TO BE HELD AT THE BOARDROOM, 3RD FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON TUESDAY, THE 27TH DAY OF JUNE, 2006 AT THE HOUR OF 11:30 IN THE FORENOON

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a Meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you attend the Meeting and vote in person, or someone on your behalf attends the Meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the Meeting and vote in person, or have someone else attend and vote at the Meeting on your behalf, please complete the reverse side of this form.

RESOLUTIONS (for full details of each item please see the enclosed Notice of Meeting and Information Circular):

		For	Against	With -hold
1.	To appoint BDO Dunwoody LLP as Auditors for the Company for the ensuing year.		N/A	
2.	To elect as Director JAMES E. McINNES		N/A	
3.	To elect as Director MORGAN POLIQUIN		N/A	
4.	To elect as Director DYLAN WATT		N/A	
5.	To elect as Director K.VINCENT CAMPBELL		N/A	
6.	To elect as Director JAMES W.F. TUTTON		N/A	
7.	To approve, subject to regulatory approval, a stock option plan substantially upon the terms and conditions of the Plan summarized in the accompanying Information Circular			N/A
8.	To transact such further or other business as may properly come before the meeting			N/A

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf

IF YOU WISH TO:

A. **VOTE IN PERSON AT THE MEETING or**

B. **APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXY HOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,**

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ____________________

SECURITY HOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

PLEASE SIGN AND DATE.

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the Meeting and vote. If you require assistance in completing this form, please contact *Laurie Waddington* at PCTC at 604-689-9853

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise,*** the securities will be voted in favour of each matter identified in the Notice of Meeting;
2. ***If this VIF is not dated in the space provided,*** authority is hereby given by you, the security holder, for the proxy holder to date this form seven (7) calendar days after the date on which it was mailed to you, the security holder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the Meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying Notice of Meeting and Information Circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate, and the address for service of the body corporation.
7. To be represented at the Meeting, **voting instructions** ***must besubmitted no later than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays prior to the time of the Meeting, or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 Days a Week

IF A HOLDER I.D. and HOLDER CODE appear in the address box on the face of this form, holders may complete internet voting at **http://webvote.pctc.com**. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting Page.***

TELEPHONE VOTING 24 Hours a Day, 7 Days a Week

IF A HOLDER I.D. and HOLDER CODE appear in the address box on the face of this form, holders may complete telephone voting at **1-888-tel-vote (1-888-835-8683)** ***Please have this Proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX TO PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor,Vancouver, British Columbia V6C 3B9, fax number (604) 689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual.*** **DO NOT mail the printed proxy or VIF if you have voted by the internet or telephone.**

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "*Continuous Disclosure Obligations*", effective 30 December 2005, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

WILLIAMS CREEK EXPLORATIONS LIMITED

Please select one or both of the following options: ☐ **Annual Financial Statements & MD & A**
☐ **Quarterly Financial Statements & MD & A**

Name: ____________________

Address: ____________________
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: __________ Preferred Method of Communication: Email: ☐ or Mail: ☐

*Signature: __________ Date: __________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

WILLIAMS CREEK EXPLORATIONS LIMITED
#1202-1022 Nelson Street
Vancouver, BC V6E 4S7

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2006 and related notes contained therein. The date of this management's discussion and analysis is May 11, 2006. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek
Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and three crown granted mineral claims in the Kamloops Mining Division. The Company also has a net 37.5% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks
Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Kamloops gold project, British Columbia
The Company has completed an agreement with a relative of Francis P. Newcome, Deceased, and has perfected title to the three Crown-granted mineral claims. Two diamond drill holes have been completed on the Company's 100% owned crown grants, located in the Afton mine area, British Columbia. The drill program was designed to target deep high grade mineralization similar to that identified by New Gold Corp. ("New Gold"), which has identified a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The Company's crown grants are located within the area controlled by New Gold, immediately south of the Afton pit and north of the smaller Pothook pit.

A geophysical work program consisting of natural and controlled source audio frequency magnetotellurics ("NSAMT" and "CSAMT") surveys has been completed. This type of survey is a high resolution electromagnetic sounding technique that in the case of NSAMT utilizes magnetotelluric signals that are produced naturally by electrical currents that exist within the earth. CSAMT uses an artificial signal source that enables measurement when natural sources are weak. Both techniques enable the resolution of geologic features to greater depths than other geophysical techniques, often over two kilometers depth, and have been used effectively worldwide in mineral exploration since the 1970's.

The work program identified a strong conductivity anomaly underneath the company's property. This anomaly, which has been traced to 700 meters beneath the surface, is interpreted to represent concentrations of sulphide minerals in the subsurface. At the adjacent New Gold property the orebody consists of sulphide-rich copper gold mineralisation.

The Company has completed a five hole diamond drill program designed to test the upper portion of a large conductivity anomaly identified by the geophysical survey. Results have been received for only two holes, DH-2005-1 and DH-2005-2. Hole DH-2005-1 was drilled at an angle of -50 degrees and tested the anomaly at roughly 175 to 225 meters depth. An interval of 6.75 meters from 172.8 to 179.55 averaged 0.27% copper and 0.18 grams/tonne (g/t) gold. A second interval of 11.8 meters from 183.75 to 195.55 meters averaged 0.13 % copper and 0.27 g/t gold. These two intervals were separated by 4.2 meters that were not sampled. Within these mineralized intervals individual assays as high as 0.60 % copper and 1.5 g/t gold were returned. Hole DH-2005-2 was drilled at an angle of -55 degrees and tested the geophysical anomaly at roughly 225 to 300 meters depth. This hole intersected a 5.3 meter interval from 215.68 to 220.98 that averaged 0.14% copper and 0.15 g/t gold. This interval included a 0.4 meter zone which returned 0.9% copper and 1.1 g/t gold. The company is waiting to receive and compile results for the additional three holes drilled. All core was sent to ALS Chemex Laboratories of North Vancouver and Ecotech Labs of Kamloops for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented. The laboratories have instructed to not release results to the company until the present private placement has been closed. Results will be released from the company as soon as they have been received and compiled.

On March 16, 2006 the Company announced that it has agreed with New Gold Inc. ("New Gold") to conduct a joint diamond drill program along the western boundary of the company's 100% owned crown grants and New Gold's claim holdings in the past-producing Afton mine area, British Columbia. The program has been designed to test the depth extent of a geophysical anomaly identified by a survey carried out in 2005. The joint program consists of two diamond drill holes, each planned for 800 meters depth. In addition to the joint program, the company will drill an additional two holes, also each planned for a depth of 800 meters, to test greater depths on its wholly owned property. The drilling commenced in March, 2006.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the 2005 and 2006 drill programs on the project.

Westport gold project, British Columbia

In 2005, the Company completed a diamond drilling program to follow up results of the 2003 program. The program consisted of six diamond drill holes totalling 1460 meters. The company is extremely encouraged by the compiled results which included 38.58 meters of 2.6 grams per tonne (g/t) gold in hole DDH-05-01. This intersection included a quartz vein which returned 86.8 g/t gold (2.53 ounces per ton) over 0.64 meters. All but one of the holes (DDH-05-5) intersected significant values over broad widths. The values are tabularized below with the distances in feet and meters and the gold values in grams per tonne and ounces per ton.

Hole	From (m)	From (ft)	To (m)	To (ft)	Interval (m)	Interval (ft)	Gold (g/t)	Gold (oz/t)	Description
DDH-05-01	22.86	75.00	23.01	75.50	0.15	0.49	5.37	0.16	pyritized argillite
DDH-05-01	82.08	269.30	120.66	395.89	38.58	126.58	2.60	0.08	fine grained massive pyrite
including	82.08	269.30	108.25	355.17	26.17	85.86	3.58	0.10	pyritized argillite and quartz vein
including	98.20	322.19	98.84	324.29	0.64	2.10	86.80	2.53	quartz vein
DDH-05-2	18.13	59.48	27.50	90.23	7.98	26.18	4.39	0.13	pyritized argillite and quartz vein
DDH-05-3	222.94	731.47	238.05	781.04	15.11	49.58	1.26	0.04	quartz vein
DDH-05-4	12.62	41.41	25.71	84.35	13.09	42.95	1.25	0.04	argillite with abundant coarse pyrite
including	20.78	68.18	21.92	71.92	1.14	3.74	11.40	0.33	argillite with abundant coarse pyrite

Table 1: Significant Intersections of 2005 Drill Program

The Westport project consists of 28 crown granted claims wholly owned by the company since their purchase in 1946. The claims straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognized to host gold mineralization in the area.

The 2005 drilling was designed to follow-up the company's 2003 drill program which tested for Bonanza Ledge style mineralization and geophysical anomalies that were generated by an induced polarization (IP) geophysics program, also carried out by the company in 2003. All five drill holes drilled in 2003 encountered significant amounts of pyrite, confirming the source of the geophysical anomalies and included a 1.2 meter interval that returned 4.56 ounces per ton gold (156.4 grams per tonne). The drilling to date has allowed for a better understanding of the stratigraphy and the distribution of alteration and mineralization within the geologic units. The 2005 drilling intersected significant gold mineralization, as evidenced by the 38.58 meters in hole DDH-05-01 that averaged 2.60 g/t gold. These intersections are not considered to represent Bonanza Ledge-style gold mineralization, which has not been identified in the drilling to date, although alteration thought to be representative of this style of mineralization, was noted in the core from the 2005 drilling. The data will be further examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the exciting gold intersections encountered in the 2005 drilling, and further test for Bonanza Ledge-style mineralization.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the 2003 and 2005 drill programs on the project.

ATW diamond project, Northwest Territories

Work conducted over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest was completed in 2005 in order to better define sites for diamond drill program. A sonic drilling program was initiated in March, 2006 to better define the indicator mineral train prior to diamond drilling. This sonic drill program on the MacKay Lake diamond prospect in the Northwest Territories was been cancelled due to poor ice conditions and the premature closing of the ice road. The drill was mobilized to the site along the winter road connecting Yellowknife to the Diavik and Ekati minesites on March 17 and drilling started shortly thereafter. Eight drill holes have been completed, sampling the lake bottom sediments on the west edge of the drill grid. The winter road was officially closed on March 21, two to three weeks ahead of schedule, due to extremely warm temperatures. The option to continue the program and airlift the drill from the Diavik minesite to Yellowknife was investigated and rejected as the driller reported ice thicknesses in the drill area approaching critical levels. The Company plans to review the results of the work completed from this limited program in order to better plan a program for the winter of 2007, when the winter road is anticipated to be open once again.

Selected annual financial information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Years ended January 31		
	2006	2005	2004
Interest income	$ 6,459	$ 3,467	$ 4,406
Net loss	266,554	119,748	108,687
Net loss per share	0.02	0.01	0.01
Stock option compensation	200,000	0	7,600
Working capital	398,141	266,761	163,872
Total assets	1,495,553	859,225	766,139

Results of operations

Williams Creek's operations during the year ended January 31, 2006 produced a net loss of $266,554 or $0.02 per share (2005 - $119,748 or $0.01 per share). The fluctuation in net loss is primarily due to the expense ($200,000) recognized for stock options granted during the year ended January 31, 2006. Also, there was no write-down of deferred exploration costs during the year ended January 31, 2006 (2005 - $57,904).

Liquidity and capital resources

At January 31, 2006, the Company had working capital of $398,141 (2005 - $266,761) and cash and cash equivalents of $245,244 (2005 - $272,932). The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used for operating activities during the year ended January 31, 2006 was $104,603 (2005 – $32,585) after adjusting for the non-cash activities stock-based compensation during the year ended January 31, 2006 and write-down of mineral properties during the year ended January 31, 2005. Cash used for investing activities during the year ended January 31, 2006 was $491,861 (2005 - $64,193) after recording a mining exploration tax credit of $114,269 for eligible exploration undertaken in British Columbia. Significant expenditures include drill programs undertaken on both the Kamloops and Westport properties ($429,941). Cash flows from financing activities during the year ended January 31, 2006 was $689,310 (2005 - $220,750). The source of cash during the year ended January 31, 2006 is from the issuance of common shares pursuant to private placements and on the exercise of stock options.

Critical accounting estimates

See the Summary of Significant Accounting policies in the January 31, 2006 financial statements for disclosure of accounting estimates.

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets' carrying value exceed their estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company's financial assets and liabilities are cash and cash equivalents, receivables, tax credits recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected stock price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

For the year ended January 31, 2006 total stock option compensation expense of $200,000 (2005 - $0) was calculated using the following assumptions; no dividends are to be paid; expected volatility of 101%; risk-free interest rate of 3.09% and expected life of 24 months. An equivalent amount is included in contributed surplus.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Changes in accounting principles

There were no changes in accounting principles that affected the Company during the year.

Selected quarterly information - Unaudited

	Three Months Ended							
	Jan-06	Oct-05	Jul-05	Apr-05	Jan-05	Oct-04	Jul-04	Apr-04
Interest income	$ 2,509	$ 1,655	$ 1,190	$ 1,105	$ 2,146	$ 187	$ 648	$ 486
Net loss	24,431	210,632	23,704	7,787	6,692	79,148	24,497	9,411
Net loss per share	0.00	0.02	0.00	0.00	0.00	0.01	0.00	0.00
Stock option Compensation	0	200,000	0	0	0	0	0	0
Working capital	398,141	489,656	225,330	258,907	266,763	293,773	322,293	331,498
Total assets	1,495,553	1,532,321	823,422	855,233	859,225	863,140	959,805	949,404

Results of operations

The Company's operations during the three months ended January 31, 2006 produced a net loss of $24,431 as compared to a net loss of $6,692 for the three months ended January 31, 2005. The increase in net loss during the three months ended January 31, 2006 compared to the three months ended January 31, 2005 is primarily due to an increase in professional fees, mainly increased audit fees.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at May 11, 2006 , there were 16,244,890 outstanding common shares.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(d) to the audited financial statements for the year ended January 31, 2006.

Related party transactions

During the year ended January 31, 2006, $1,200 was paid to a Company with common directors for rent. $10,000 was paid to a company owned by Morgan Poliquin, a Director of the Company, for professional and geological consulting services during the year. $2,250 was paid to Dylan Watt, a Director of the Company, for consulting and supervision services during the year.

Disclosure controls and procedures

The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures as at January 31, 2006. Based upon this evaluation, the officers have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Financial Statements
For the years ended January 31, 2006 and 2005

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Financial Statements
For the years ended January 31, 2006 and 2005

Contents

Auditors' Report

To the Shareholders of
Williams Creek Explorations Limited
(An Exploration Stage Company)

We have audited the Consolidated Balance Sheets of Williams Creek Explorations Limited (an exploration stage company) as at January 31, 2006 and 2005 and the Consolidated Statements of Loss and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, British Columbia
April 13, 2006

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Balance Sheets

January 31	2006	2005
Assets		
Current		
Cash and cash equivalents (Note 2)	$ 245,244	$ 272,932
Receivables	55,845	1,329
Tax credits recoverable	114,269	-
Prepaid expenses	509	4,156
	415,867	278,417
Deposit (Note 3)	3,500	3,500
Mineral properties and deferred exploration costs (Notes 4 and 8(b))	1,074,941	575,580
Furniture and equipment (Note 5)	1,245	1,728
	$ 1,495,553	$ 859,225
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 17,726	$ 11,654
Shareholders' equity		
Share capital (Note 6)	5,155,169	4,617,419
Contributed surplus (Note 6(f))	366,660	7,600
Deficit accumulated in the exploration stage	(4,044,002)	(3,777,448)
	1,477,827	847,571
	$ 1,495,553	$ 859,225

On behalf of the Board:

"James E. McInnes"

Director

"James WF Tutton"

Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit

For the years ended January 31	2006	2005
Expenses		
Administrative		
Amortization	$ 483	$ 678
Consulting	9,500	5,500
Filing and transfer agent fees	16,809	14,372
Office	2,104	1,129
Printing	1,565	1,393
Promotion	2,000	-
Professional fees	33,087	30,104
Rent (Note 8(a))	1,200	1,200
Stock option compensation (Note 6(d))	200,000	-
	(266,748)	(54,376)
Exploration expenses		
General	-	1,860
Write down of deferred exploration costs (Note 4)	-	57,904
	(266,748)	(114,140)
Other items		
Foreign exchange loss	(6,265)	(9,075)
Interest income	6,459	3,467
	194	(5,608)
Net loss for the year	(266,554)	(119,748)
Deficit accumulated in the exploration stage, beginning of year	(3,777,448)	(3,657,700)
Deficit accumulated in the exploration stage, end of year	$ (4,044,002)	$ (3,777,448)
Loss per share - basic and diluted	$ (0.02)	$ (0.01)
Weighted average shares outstanding	13,160,587	12,292,598

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the years ended January 31		2006		2005
Cash provided by (used in)				
Operating activities				
Net loss for the year	$	**(266,554)**	$	(119,748)
Items not involving cash				
Amortization		**483**		678
Foreign exchange loss		**6,265**		9,075
Write down of mineral properties		**-**		57,904
Stock-based compensation		**200,000**		-
		(59,806)		(52,091)
Changes in non-cash working capital balances				
Receivables		**(54,516)**		23,116
Prepaid expenses		**3,647**		4,306
Accounts payable and accrued liabilities		**6,072**		(7,916)
		(104,603)		(32,585)
Investing activity				
Mineral properties and deferred exploration costs		**(491,861)**		(64,193)
Tax credits recoverable		**(114,269)**		-
		(606,130)		(64,193)
Financing activity				
Proceeds on issuance of common shares, net of issue costs		**689,310**		220,750
(Decrease) increase in cash and cash equivalents		**(21,423)**		123,972
Effect of foreign exchange on cash and cash equivalents		**(6,265)**		(9,075)
Cash and cash equivalents, beginning of year		**272,932**		158,035
Cash and cash equivalents, end of year	$	**245,244**	$	272,932

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activity				
Issue of common shares for mineral property payments	$	**7,500**	$	7,500

No cash was paid in the year for interest or income taxes

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Consolidation	The Company's financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its 37.5% (2005 – 37.5%) proportionate interest in ATW joint venture. All intercompany transactions and amounts have been eliminated on consolidation.
Financial Instruments	The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.
Cash and Cash Equivalents	For purposes of Balance Sheet classification and the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Tax Credits	The Company accrues provincial mining tax credits based on management's best estimate of provincial mining tax credits according to its interpretation of current tax legislation. Such claims are subject to review by taxation authorities and, therefore, the amount ultimately received could be materially different than the amount recorded. Tax credits are recorded using the cost reduction method and are included as a reduction to deferred exploration costs.

Mineral Properties and Deferred Exploration Costs

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, abandoned, or sold, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's discretion.

Northwest Territories exploration and development activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the assets is calculated as follows:

Computer equipment	- 30% declining-balance basis
Furniture and equipment	- 20% declining-balance basis

Income Taxes

Income and resource taxes are accounted for by the liability method. Under this method, income and resource taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration costs, are claimed for tax purposes in different time periods than the related amounts are amortized or written off in the accounts. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be realized, it provides a valuation allowance against the excess. Future tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Income Taxes - continued

The Company has occasionally issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company recorded such share issuances by crediting share capital for the full value of cash consideration received.

For flow-through share issuances in prior years, the Company has recognized the future income tax liability related to the renounced tax benefits, and the offsetting future income tax asset, as share issue costs at the time the related expenditures are renounced. In accordance with EIC-146 *Flow-through shares*, issued in March 2004, the Company will now record future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.

Foreign Currency Transactions

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

Loss Per Share

The Company applies the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

In 2006, there were 3,564,167 common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) (2005 - none) not included in the computation of diluted loss per share because the effect was anti-dilutive.

Stock Based Compensation

During the year ended January 31, 2004, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The recommendations were applied on a prospective basis and apply to all awards granted on or after February 1, 2003. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The Company recognized all stock-based awards made to consultants, employees and directors using the fair value based method such as the Black-Scholes option pricing model (Note 6).

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Assets Retirement Obligations

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

At January 31, 2006 the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

1. Nature of Business and Ability to Continue as a Going Concern

The Company was organized under the laws of the Province of British Columbia and is engaged in the business of exploring precious and base mineral properties in Canada. At January 31, 2006 and 2005, the Company is considered an exploration stage company.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at January 31, 2006, the Company has not recognized revenue, has accumulated operating losses of $4,044,002 since its inception, and has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company is dependent upon the continuing financial support of stockholders, obtaining long-term financing to complete exploration and development and the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds available for exploration or to bring the projects to development.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might arise from this uncertainty.

2. Cash and Cash Equivalents

	2006	2005
Cash	$ 233,212	$ 272,900
Marketable securities	32	32
	$ 233,244	$ 272,932

Included in cash and cash equivalents is $42,599 (2005 - $121,599) denominated in US dollars.

3. Deposit

The deposit represents a reclamation deposit for clean-up costs on mineral properties. The application of the deposit for clean-up, if any, will be recorded in the period that the expenditures are incurred.

4. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops, BC	Northwest Territories	Total 2006	Total 2005
Mineral properties, at cost				
Balance, beginning of year	$ 23,311	$ 36,075	$ 59,386	$ 58,666
Additions	26,636	-	26,636	45,666
Write-down of mineral properties				(44,946)
Balance, end of year	49,947	36,075	86,022	59,386
Deferred Exploration Costs				
Balance, beginning of year	267,129	249,065	516,194	510,625
Costs incurred during the period				
Assay	90,880	-	90,880	77
Drilling	429,941	-	429,941	303
Geology	12,355	-	12,355	-
Geophysical costs	14,960	11,456	26,416	4,556
Geosciences	-	-	-	5,613
Maintenance fees	-	-	-	4,400
Lease payments	-	6,662	6,662	(4,100)
Legal fees	-	-	-	1,036
Supplies	1,355	(58)	1,297	974
Tax assessments	803	-	803	817
Travel	21,048	-	21,048	4,851
Write-down of deferred exploration costs	-	-	-	(12,958)
Mining exploration tax credit	(116,677)	-	(116,677)	-
	454,665	18,060	472,725	5,569
Balance, end of year	721,794	267,125	988,919	516,194
Total	$ 771,741	$ 303,200	$ 1,074,941	$ 575,580

a) Cariboo and Kamloops, British Columbia claims

The Company owns twenty eight crown granted mineral claims in the Cariboo Mining Division of British Columbia carried on the books at a nominal value of $1 each. The Company owns a further three crown granted mineral claims in the Kamloops Mining Division of British Columbia and carried on the books at a nominal value of $1 each. During the year ended January 31, 2006, the Company perfected title to the three crown-granted claims previously held in trust by the Estate of Francis P. Newcome at a cost of $26,636, including the issuance of 50,000 common shares for a value of $7,500.

4. Mineral Properties and Deferred Exploration Costs – Continued

During the year ended January 31, 2005, the Company sold its 100% interest in 15 mining claims and assigned a 100% interest in 1 mining claim located in the Skeena Mining Division of British Columbia for the sum of $1, subject to a 1.0% net smelter returns royalty. Deferred exploration costs of $57,904 relating to these claims were charged to operations in the year ended January 31, 2005.

b) Northwest Territories claims

During the year ended January 31, 2005, the Company acquired an additional 7.5% interest in the mineral claims in the MacKenzie Mining District of the Northwest Territories, known as the ATW Property for a total cost of $14,466. The Company now has a 37.5% interest in the claims. A 2% gross over-riding royalty on five of these claims is payable annually from the date of commercial production. To keep these claims active the owners of the properties must incur a minimum level of exploration costs of $2 per acre in the second to tenth year from the record date and $1 per acre thereafter on transfer of claims to lease. The total acreage of these claims is approximately 25,000.

5. Furniture and Equipment

	2006			2005
	Cost	**Accumulated Amortization**	**Net Book Value**	Net Book Value
Computer equipment	$ 6,740	$ 5,777	$ 963	$ 1,376
Furniture and equipment	5,106	4,824	282	352
	$ 11,846	$ 10,601	$ 1,245	$ 1,728

6. Share Capital

	Shares		Amount
Authorized			
Unlimited number of common shares without par value			
Issued			
Balance, February 1, 2004	11,025,723	$	4,389,169
Issued during the year			
For cash through exercise of warrants	1,445,000		220,750
For mineral property payment	30,000		7,500
Balance, January 31, 2005	12,500,723		4,617,419
Issued during the year			
For cash through private placements, net of issue costs	2,354,167		677,310
For mineral property payment	50,000		7,500
For cash through the exercise of stock options	40,000		12,000
Contributed surplus on exercise of stock options	-		6,400
Fair value of warrants issued (Note 6(e))	-		(165,460)
Balance, January 31, 2006	14,944,890	$	5,155,169

Included in the common shares issued are 13,500 (2005 - 13,500) shares subject to an escrow agreement. These escrow agreements lapsed in October 2000, however, the shares have not yet been formally cancelled.

a) During the year ended January 31, 2006, the Company completed two private placements.

(i) 470,000 units were issued at $0.30 per unit for gross proceeds of $141,000, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.38 until expiry in October 2006. The fair value of the warrants issued as part of the private placement of $31,201 was allocated to contributed surplus (Note 6(f)). Costs relating to this private placement totaled $6,573.

(ii) 1,846,667 units were issued at $0.30 per unit for gross proceeds of $554,000, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.35 until expiry in October 2006. The fair value of the warrants issued as part of the private placement of $130,752 was allocated to contributed surplus (Note 6(f). Also, 37,500 units were issued to agents in consideration of their services, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.35 until October 2006. The fair value of the warrants issued to the agents of $3,507 was allocated to share capital and contributed surplus (Note 6(f)). Costs relating to this private placement totaled $22,367.

6. Share Capital - Continued

b) During the year ended January 31, 2006, 50,000 shares were issued at $0.15 per share (based on the trading price of the Company's common shares on the agreement date in 2004) in connection with a mineral property payment on claims located in the Kamloops Mining Division, British Columbia (Note 4(a)).

c) During the year ended January 31, 2005, 30,000 shares were issued at $0.25 per share (based on the trading price of the Company's common shares) in connection with a mineral property payment on claims located in the Skeena River, British Columbia. Such amount was accrued in the Company's financial statements for the year ended January 31, 2004.

d) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange ("TSX-V"). The Company may grant incentive stock options to its officers, directors and employees for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed an aggregate of 10% of the issued and outstanding shares of the Company at the time of granting and may not exceed 5% to any one individual and the aggregate number of options granted with respect to investor relations activities may not exceed 2%. The exercise price of stock options is determined by the Board of Directors of the Company at the time of granting and may not be less than the discounted market price, and may not otherwise be less than $0.10 per common share. Options can have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event. Other than for options issued to Consultants performing investor relations activities which must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period, there are no vesting provisions. Once approved, options are exercisable at any time.

A summary of stock option activities for the years presented is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2004	869,750	$0.22
Expired	(869,750)	$0.22
Outstanding at January 31, 2005	-	-
Granted	1,250,000	$0.30
Exercised	(40,000)	$0.30
Outstanding at January 31, 2006	1,210,000	$0.30

6. Share Capital - Continued

All stock options outstanding at January 31, 2006 were fully vested and exercisable.

During the year ended January 31, 2006, the Company granted 1,250,000 stock options with an exercise price of $0.30 to directors and an officer expiring on August 26, 2007. The fair value of these options was $0.16 per share based on the Black-Scholes option pricing model using the weighted average assumptions noted below:

Risk-free interest rate	3.09%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common share	101%
Weighted average expected life of the options (months)	24

For the year ended January 31, 2006, the compensation expense for stock options granted totaled $200,000 which comprises stock option compensation and has been credited to contributed surplus.

e) Warrants

A summary of warrant activities for the years presented is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2004	1,520,000	$0.15
Exercised	(1,445,000)	$0.15
Expired	(75,000)	$0.15
Outstanding at January 31, 2005	-	-
Granted	2,354,167	$0.36
Outstanding at January 31, 2006	2,354,167	$0.36

All share purchase warrants outstanding at January 31, 2006 were fully vested and exercisable.

The fair value of the 470,000 warrants issued on October 21, 2005 was estimated as $31,201 (see Note 6(a)) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 3.42%; expected life of 1 year; dividend rate of 0%; and volatility of 91%.

The fair value of the 1,884,167 warrants issued on October 25, 2005 was estimated as $134,259 (see Note 6(a)) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 3.5%; expected life of 1 year; dividend rate of 0%; and volatility of 91%.

6. Share Capital - Continued

f) Contributed Surplus

Balance February 1, 2004 and January 31, 2005	$	7,600
Stock-based compensation on grant of options		200,000
Fair value of warrants granted during the year		165,460
Exercise of stock options		(6,400)
Balance, January 31, 2006	$	366,660

7. Income Taxes

a) The tax effects of the temporary differences that give rise to the Company's future income tax assets and liabilities are as follows:

		2006		2005
Non-capital tax loss carryforwards	$	**89,423**	$	72,308
Capital tax loss carryforwards		**140,458**		146,674
Furniture and equipment		**17,290**		17,883
Mineral properties and deferred exploration costs		**372,418**		383,745
Financing costs		**8,994**		1,716
Valuation allowance		**(628,583)**		(622,326)
	$	**-**	$	-

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

		2006		2005
Provision (benefit) at statutory rate	$	**(90,949)**	$	(42,666)
Effect of reduction in tax rates		**16,226**		-
Permanent differences		**(2,522)**		(773)
Losses that expire in the year		**2,748**		25,752
Increase in valuation allowance		**6,257**		8,423
Flow through expenditures		**-**		9,264
Non-deductible stock option compensation		**68,240**		-
	$	**-**	$	-

7. Income Taxes - Continued

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has approximately $2,166,000 (2005 - $1,652,000) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $262,000 (2005 - $203,000) expiring in various amounts from 2006 to 2016 and capital losses of approximately $823,000 (2005 - $823,000) which may be carried forward indefinitely to reduce future taxable capital gains.

b) Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). The Act provides that, where share issuance proceeds are used for exploration, development and land expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no income tax deduction to the Company.

8. Related Party Transactions

Transactions with related parties not disclosed elsewhere in the financial statements are as follows:

a) During 2006, the Company paid $1,200 (2005 - $1,200) for rent to a company with common directors.

b) During 2006, the Company paid $10,000 (2005 - $Nil) for professional and geological consulting services to a Company controlled by director and paid $2,250 (2005 - $Nil) to a director for consulting and supervision of the drill program on the Kamloops property.

These transactions were recorded at the exchange amount, being the consideration established and agreed to by the related parties.

9. Subsequent Events

On February 1, 2006, the Company completed a private placement for 300,000 units at a price of $0.38 per unit for gross proceeds of $114,000, each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.50 until expiry in February 2007. Costs relating to this private placement totaled $711.

On March 6, 2006, the Company completed a private placement for 1,000,000 units at a price of $0.41 per unit for gross proceeds of $410,000, each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.51 until expiry in March 2007. Costs relating to this private placement totaled $6,973.

9. Subsequent Events - Continued

Subsequent to year end, 38,333 shares were issued upon exercise of warrants for gross proceeds of $14,417.

Subsequent to year end, 160,000 shares were issued upon exercise of options for gross proceeds of $48,000.

Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, President

NEWS RELEASE, June 5, 2006
Trading Symbol: WCX TSX-V

Subject to acceptance by the TSX Venture Exchange (the "TSX"), Williams Creek Explorations Limited has entered into an Investor Relations Agreement with Mr. Paul Allard, a business person and professional manager with specific expertise, experience, and knowledge in investor relations and financing of publicly traded companies. Mr. Allard has 17 years business experience in start-up and growth environment in the technology and media industry. In 1997 he founded ZAQ Inc., active in the interactive TV industry, and as CEO, took that company public in 2001 on the TSX, raising $16,500,000. In 2004 he founded Triangle Growth Capital 1, a Capital Pool Company, and as CEO, took that company public in 2005 on the TSX, raising $1,500,000. Recently, he was also instrumental in the structuring of different transactions involving publicly traded companies.

Mr. Allard has a civil engineering background and a MBA in finance from the University of Montreal, HEC, currently acting as a consultant based out of his Montreal office, 5685 Fullum Street, Suite 103, Montreal, Quebec H2G 2H6. Mr. Allard's service to Williams Creek will be provided during the six month period June to November, 2006, with provisions for renewal for an additional six month period. Mr. Allard will develop and deliver an Investor Communication Plan to include a positioning statement, 24 months milestones and objectives to Williams Creek and an Investor Communication Strategy to support the Communication Plan. Mr. Allard will receive up to a total of $30,000, plus applicable taxes, at a rate of $5,000 per month during the term of the Agreement, as well as reimbursement for pre-authorized expenses and payment at a rate of $800 per day for pre-authorized services not covered in the Agreement, and will receive an option to acquire up to 300,000 common shares of Williams Creek for a term of one year, at a price of $0.34 per share, being the Discounted Market Price, pursuant to the Stock Option Plan approved by the directors, shareholders, and the TSX. Williams Creek has sufficient funds to meet its commitment to Mr. Allard.

Williams Creek has also agreed to grant new options to directors and employees to acquire up to 250,000 common shares of the Company, exercisable for a term of two years, at a price of $0.34 per share, being the Discounted Market Price, pursuant to the Stock Option Plan approved by the directors, shareholders, and the TSX Venture Exchange.

Further to the news release dated 2 May 2006 disclosing the option agreement with Almaden Minerals Ltd. for Williams Creek to acquire up to a 60% interest in the Merit and Brookmere property, the expenditures and share issuances are over a 6 year period, not a 4 year period, as previously stated.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

WILLIAMS CREEK EXPLORATIONS LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of **WILLIAMS CREEK EXPLORATIONS LIMITED** (hereinafter called the "Company") will be held in the the Boardroom, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 27th day of June, 2006, at the hour of 11:30 o'clock in the forenoon (local time), for the following purposes:

1. To receive the Management Discussion and Analysis;
2. To receive the audited consolidated Financial Statements of the Company for the fiscal year ended 31 January 2006 (with comparative statements relating to the preceding fiscal period) together with the Report of the Auditors thereon;
3. To appoint Auditors;
4. To elect Directors;
5. To approve, subject to regulatory approval, a stock option plan substantially upon the terms and conditions of the Plan summarized in the accompanying Information Circular;
6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are copies of the documents referred to in Items 1 and 2 above, as well as an Information Circular and a Form of Proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by Proxy. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 11th day of May, 2006.

BY ORDER OF THE BOARD

"James E. McInnes"

JAMES E. McINNES, PRESIDENT